amended

15049744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section RECEIVED MAR 13 2015 Washington DC

SEC FILE NUMBER
8- 42051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE SUITE 150
(No. and Street)

PORTLAND (City) OREGON (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY F. PURPURA 503/225-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty 3/18

mm

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIGN HERE

PRESIDENT

Signature

President

Title

Notary Public

OFFICIAL SEAL
MARC A DUNCAN
NOTARY PUBLIC - OREGON
COMMISSION NO. 474079
MY COMMISSION EXPIRES JANUARY 06, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Amended *

LIBERTY CAPITAL INVESTMENT CORPORATION

Annual Audited Report

December 31, 2014 and 2013

DUANE LIEBSWAGER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 105
KING CITY, OREGON 97224

Number and Street 71	City 72	State 73	Zip Code 74

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Liberty Capital Investment Corporation

Report on the Financial Statements

I have audited the accompanying statements of financial condition of Liberty Capital Investment Corporation as of December 31, 2014 and 2013, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	**2013**
ASSETS		
Cash	$ 71,347	$ 97,767
Receivables from broker dealers	71,218	87,121
Inventory positions at clearing Corporation	201,944	191,298
Deposits with clearing organizations	20,355	20,355
Furniture, equipment at cost - net of accumulated depreciation of $21,206 and $20,386	2,968	3,788
Prepaid expenses	31,909	23,934
TOTAL ASSETS	$399,741	$424,263

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 93,931	$109,536
TOTAL LIABILITIES	93,931	109,536
STOCKHOLDER'S EQUITY		
Common stock, no par value 8,800 shares issued	17,572	30,962
Additional paid-in capital	10,116	10,116
Retained earnings	278,122	273,649
Total stockholder's equity	305,810	314,727
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$399,741	$424,263

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
REVENUE		
Commissions	$221,199	$397,164
Sale of investment company shares	43,055	43,312
Dividends and interest	3,262	4,274
Fee income	227,243	172,474
Other	291,711	314,214
Total revenue	786,834	931,438
EXPENSES		
Employee compensation and taxes	586,500	701,714
Commissions and floor brokerage	40,659	53,379
Regulatory fees and assessments	7,814	9,376
Communications	6,215	5,227
Occupancy and equipment rents	46,101	41,086
Professional fees	14,368	9,850
Other expenses	51,655	54,693
Depreciation	820	1,584
Total expenses	754,132	876,909
NET INCOME, (LOSS) BEFORE INCOME TAXES	32,702	54,529
INCOME TAXES	(2,609)	(11,195)
NET INCOME (LOSS) BEFORE COMPREHENSIVE ITEMS:	30,093	43,334
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	10,510	4,033
NET INCOME (LOSS)	$ 40,603	$ 47,367

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	10,800	$30,962	$10,116	$226,282	$267,360
Net income (loss) for the year				47,367	47,367
Balance at December 31, 2013	10,800	30,962	10,116	273,649	314,727
Company stock repurchased	(2,000)	(13,390)		(36,130)	(49,520)
Net income (loss) for the year				40,603	40,603
Balance at December 31, 2014	8,800	$17,572	$10,116	$278,122	$305,810

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$799,111	$925,992
Cash paid to employees and suppliers	(755,553)	(888,988)
Dividends received	3,626	4,274
Income taxes	(24,084)	(1,490)
Net cash provided by operating activities	23,100	39,788
Cash flows from investing activities:		
Dividends paid	0	0
Purchase of equipment	0	0
Net cash provided by investing activities	0	0
Cash flow from financing activities:		
Repurchase of company stock	(49,520)	0
Net cash provided from financing Activities	(49,520)	0
Net increase in cash and cash equivalents	(26,420)	39,788
Cash and cash equivalents at beginning of year	97,767	57,979
Cash and cash equivalents at end of year	$ 71,347	$ 97,767

Reconciliation of net income to net cash provided by operating activities:

	2014	2013
Net income (loss)	$ 40,603	$ 47,367
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	820	1,584
Change in assets and liabilities:		
Receivables from brokers or dealers	15,903	(9,479)
Prepaid expenses, investments	(18,621)	(29,297)
Accounts payable	(15,605)	29,613
Total adjustments	(17,503)	(7,579)
Net cash used in operating activities	$ 23,100	$ 39,788

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 6, 2015, the date on which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management

Use of Accounting Estimates

make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVESTMENT SECURITIES

Marketable securities owned at December 31, 2014, consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$ 99,294
Stock and bond mutual funds	102,650
	$201,944

Fair Market Measurement at Reporting Date Using:

Description	2014	Quoted Prices In Active Markets For Identical Assets Level 1
Available-for-sale securities	$201,944	$201,944
Total	$201,944	$201,944

NOTE C - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2014, fixed assets consist of:

Furniture and fixtures	$ 22,644
Leasehold improvements	1,530
Less accumulated depreciation	(21,206)
	$ 2,968

Fixed Assets (Continued)
Depreciation expense was $820 and $1,584 for the years ended December 31, 2014 and 2013 respectively.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2014 consists of:

20,000 shares of no par value common stock authorized, 8,800 issued and outstanding.	$ 17,572

NOTE F - INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2011, generally for three years after they were filed.

The components of the provision for corporate income tax are as follows:

	Current	Deferred	Total
Federal	$ 534	($ 1,939)	($ 1,405)
State	(558)	(646)	(1,204)
Total Provision	($ 24)	($ 2,585)	($ 2,609)

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $254,822, which was $249,822 in excess of its required net capital of $5,000. The Company's net capital ratio was .369 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2014, was $10,166.

NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

During 2014, the Company repurchased 2000 shares of stock under an option for an employee/stockbroker. The stock certificate was voided and the payment was allocated to common stock($13,390) and retained earnings ($36,130).

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate, which is currently $164 per parking space. In July 2012, the agreement was extended through June, 2015 with monthly rent at $3,703.13.

The future lease commitments are summarized as follows:

2015	$ 22,219
	$ 22,219

Total rent expense including parking for 2014 was $41,101.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the federally insured limits. The amount at risk at December 31, 2014 is zero. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Liberty Capital Investment Corporation

I have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2014 and 2013, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2014 and 2013

	2014	2013
Stockholders' equity from statement of financial condition	$305,810	$314,727
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	$305,810	314,727
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(2,968)	(3,788)
Prepaid expenses	(31,909)	(23,934)
	270,933	287,005
Net Capital before haircuts		
Haircut on other securities	(16,111)	(13,867)
Net Capital	$254,822	$273,138
Computation of net capital requirement		
Minimum net capital required	$ 6,262	$ 7,303
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$249,822	$268,138
Excess net capital at 1000%	$245,429	$262,184
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 93,931	$109,536
Total aggregate indebtedness	$ 93,931	$109,536
Ratio: Aggregate indebtedness to net capital	.369 to 1.	.401 to 1.

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5
For Years Ended December 31, 2014 and 2013

	2014	2013
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$250,610	$284,048
Adjustments		
Effect on net income for adjustments		
(Increase) Decrease in aggregate indebtedness	4,212	(10,910)
Rounding	(0)	(0)
Net capital at December 31, as adjusted	$254,822	$273,138
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 98,143	$ 98,625
Rounding	0	1
(Increase) Decrease in aggregate indebtedness	(4,212)	10,910
Total aggregate indebtedness as of December 31, as adjusted	$ 93,931	$109,536

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors Liberty Capital Investment Corporation
1800 SW First Avenue, Suite 150
Portland, Oregon 97201-5333

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPE-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Liberty Capital Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Liberty Capital Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Liberty Capital Investment Corporation's management is responsible for the Liberty Capital Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in FormSIPS-7 with supporting schedules and working papers noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

SIPC-7
(33-REV 7/10)

SE_'RITIES INVESTOR PROTECTION _ORPORATION
P.O. Box 92185 Washington, D.C. 20__0-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3392********************MIXED AADC 220
042051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP
1800 SW 1ST AVE STE 150
PORTLAND OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stefanie Reed 503-225-9393

2. A. General Assessment (item 2e from page 2) $ 972.15

B. Less payment made with SIPC-6 filed (exclude interest) (515.31)
07/23/2014
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 456.84

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 456.84

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 456.84

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of January, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

10256

Jan. 20 2015

24-22/1230

PAY TO THE ORDER OF SIPC $ 456 84

four hundred fifty-six and 84/— DOLLARS

US Bank
410 SW Harrison St.
Portland, OR 97201

FOR CRD# 25706

⑆123000220⑆ 153605558151⑈0256

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 796,627
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	357,625
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	40,193
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	10,551
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	407,769
2d. SIPC Net Operating Revenues	$ 388,858
2e. General Assessment @ .0025	$ 972.15
	(to page 1, line 2.A.)

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP 19*21
1800 SW 1ST AVE STE 150
PORTLAND OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stefanie Reel 503-225-9393

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 515.31
   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (0)
   2. Assessment balance due 515.31
   B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   C. Total assessment and interest due $ 515.31
   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 515.31

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23rd day of July, 2014.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period beginning 1/1/2014 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 404,208
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	404,208
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	169,084
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,191
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	8,808
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	198,083
2d. SIPC Net Operating Revenues	$ 206,125
2e. General Assessment @ .0025	$ 515.31 (to page 1, line 2.A.)

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

July 23 20 14

10190

24-22/1230

PAY TO THE ORDER OF SIPC $515 31/100

five hundred fifteen and 31/100 DOLLARS

US Bank
410 SW Harrison St.
Portland, OR 97201

FOR

MP

⑆123000220⑆ 153605558151⑈0190

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Liberty Capital Investment Corporation

In planning and performing our audit of the financial statements of Liberty Capital Investment Corporation as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and the procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the

objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Public Accountant's Review of the Exemption Report

I have examined Liberty Capital Investment Corporation's statements, included in the accompanying 2014 Exemption Report, (1)Liberty Capital Investment Corporation's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2)Liberty Capital Investment Corporation's internal control over compliance was effective as of December 31, 2014; (3)Liberty Capital Investment Corporation was in compliance with 17 C.F.R.240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4)the information used to state that Liberty Capital Investment Corporation was in compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) was derived from Liberty Capital Investment Corporation's books and records. Liberty Capital Investment Corporation's management is responsible for establishing and maintaining a system on internal control over compliance that has the objective of providing Liberty Capital Investment Corporation with reasonable assurance that non-compliance with 17 C.F.R. 240.15c3-1, 17 C.F.R. 240.15c3-3, 17 C.F.R. 240.17a-13, that requires account statements to be sent to the customers of Liberty Capital Investment Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Liberty Capital Investment Corporation's statements based on our examination.

I conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Liberty Capital Investment Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; and the information used to assert compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from Liberty Capital Investment Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Liberty Capital Investment Corporation's compliance with 17 C.F.R. 240.15c3-1 and

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Liberty Capital Investment Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Liberty Capital Investment Corporation's statements referred to above are fairly stated, in all material respects.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

February 6, 2015

Liberty Capital
Investment Corporation
1800 SW First Ave., Suite 150, Portland, OR 97201
(503) 225-9393 • Fax (503) 225-6532
www.LibertyCapInv.com

2014 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year, 2014 claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the entire calendar year 2014 under section (k) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through First Southwest Company.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary F. Purpura

President / Principal